UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
RayzeBio, Inc.
(Name of Subject Company)
RayzeBio, Inc.
(Name of Person Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
75525N107
(CUSIP Number of Class of Securities)
Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121
(619) 937-2754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Jamie Leigh, Esq.
Ben Beerle, Esq.
Rowook Park, Esq.
Carlos Ramirez, Esq.
Cooley LLP
3 Embarcadero Center
San Francisco, CA 94111
(415) 693-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is RayzeBio, Inc., a Delaware corporation (“RayzeBio”). The address of our principal executive offices is 5505 Morehouse Drive, Suite 300, San Diego, California 92121, and our telephone number is (619) 937-2754. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “RayzeBio” refer to RayzeBio, Inc.
(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of RayzeBio, $0.0001 par value per share (collectively, the “Shares”). As of January 19, 2024, there were (i) 61,034,144 Shares issued and outstanding (including 962,611 Company Restricted Shares, as defined below), (ii) 6,251,778 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Options”) pursuant to an Equity Plan (as defined below), and (iii) 62,274 Shares estimated to be subject to outstanding purchase rights under the Company’s 2023 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below) and employee contributions continue until such purchase date at the levels in place as of January 19, 2024). “Company Restricted Share” means any restricted share purchased pursuant to an exercise of an Option or otherwise purchased pursuant to an award granted under an Equity Plan or otherwise, in each case which is subject to a repurchase option by the Company. “Equity Plan” means each of the RayzeBio, Inc. 2020 Equity Incentive Plan, as amended, and the RayzeBio, Inc. 2023 Equity Incentive Plan.
Item 2.	Identity and Background of Filing Person.
(a) Name and Address. The name, address and telephone number of RayzeBio, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.
(b) Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), and (ii) Rudolph Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $62.50 per Share (the “Offer Price”) in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 25, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Bristol-Myers Squibb, RayzeBio and, by way of a joinder dated as of December 26, 2023, Purchaser. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.
The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into RayzeBio (the “Merger”), the separate existence of Purchaser will cease and RayzeBio will continue as the surviving corporation and a wholly owned subsidiary of Bristol-Myers Squibb (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of RayzeBio. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held by RayzeBio or held in RayzeBio’s treasury, (ii) Shares held by Bristol-Myers Squibb, Purchaser, or any other direct or indirect wholly owned subsidiary of Bristol-Myers Squibb, (iii) Shares irrevocably accepted for purchase in the Offer, and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will be automatically converted into the right to receive the Offer Price, in cash (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes. Upon the Effective Time, RayzeBio will cease to be a publicly traded company and will become wholly owned by Bristol-Myers Squibb. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
Pursuant to the Merger Agreement:
•
Each Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Bristol-Myers Squibb, Purchaser or RazyeBio, each Option that is then outstanding and unexercised will be cancelled and converted into solely the right to receive cash, without interest, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Option, which amount will be subject to any applicable withholding of taxes. No holder of an Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such Option before or after the Effective Time, and such Option will be cancelled and retired and will cease to exist as of the Effective Time, and no consideration will be delivered in exchange therefor; and

•
Each Company Restricted Share that is outstanding as of immediately prior to the Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time and will, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Bristol-Myers Squibb, Purchaser or RazyeBio, be treated as a Share for all purposes under the terms of the Merger Agreement (including, for the avoidance of doubt, the conversion thereof into the right to receive the applicable Merger Consideration and subject to the applicable requirements, if any, for the surrender of such Shares).

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). Tendered Shares may be withdrawn at any time prior to the Expiration Time. Additionally, if Purchaser has not agreed to accept the Shares for payment by March 25, 2024, RayzeBio’s stockholders may thereafter withdraw their Shares from tender at any time after such date until Bristol-Myers Squibb accepts the Shares for payment. Once Purchaser accepts for payment Shares tendered pursuant to the Offer, all tenders not previously withdrawn will become irrevocable.
The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will, promptly following the Expiration Time, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable following the Offer Acceptance Time (and in any event, on the same date as the Offer Acceptance Time).
The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.
According to the Offer to Purchase, the principal executive office of each of Bristol-Myers Squibb and Purchaser is Route 206 & Province Line Road, Princeton, NJ 08543 and the telephone number at such principal office is (609) 252-4621.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investors section of RayzeBio’s website at https://investors.rayzebio.com/.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the sections titled “Executive and director compensation”, “Certain relationships and related party transactions”, and “Management—Limitation of liability and indemnification” in the Registration Statement of RayzeBio on Form S-1, as amended, filed with the SEC on September 11, 2023 and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Registration Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) RayzeBio or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Bristol-Myers Squibb, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.
The Registration Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
(a) Arrangements between RayzeBio and its Executive Officers, Directors and Affiliates.
In considering the recommendation of RayzeBio’s board of directors (the “Board”) that stockholders tender their Shares in the Offer, stockholders of RayzeBio should be aware that RayzeBio’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of RayzeBio, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•	the accelerated vesting and cash settlement of outstanding Options with exercise prices below the Merger Consideration in connection with the Merger;
•	the accelerated vesting and treatment as Shares of outstanding Company Restricted Shares in connection with the Merger;
•	the potential receipt of severance benefits by executive officers under our Severance Plan (as defined below);
•
accelerated payment of 2023 annual bonuses for RayzeBio’s executive officers to mitigate the potential impact of Section 280G of the Code on payments to certain executive officers in connection with the Merger;

•
certain executive officers who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) are eligible to receive tax gross-up payments for excise taxes under Section 4999 of the Code, subject to certain limitations;

•	the entitlement to indemnification benefits in favor of directors and officers of RayzeBio; and
•
the eligibility of our non-employee directors to receive compensation (whether in cash or equity) pursuant to the terms of our Non-Employee Director Compensation Policy through the consummation of the Merger.

For further information with respect to the arrangements between RayzeBio and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between RayzeBio and its executive officers, directors, and affiliates, please see the Registration Statement, including the information under the headings “Certain relationships and related party transactions,” “Management—Limitation of liability and indemnification” and “Executive and director compensation.”

Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of RayzeBio who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of RayzeBio. The following table sets forth the number of Shares, including Company Restricted Shares, beneficially owned as of January 19, 2024 by each of our executive officers and directors, excluding Shares issuable upon exercise of Options, and the aggregate transaction consideration payable for such Shares.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned ($)
Executive Officers
Ken Song, M.D., President, Chief Executive Officer and Director(1)	1,622,095	$101,380,938
Arvind Kush, Chief Financial Officer	77,557	$4,847,313
Susan Moran, M.D., Chief Medical Officer(2)	291,772	$18,235,750
Directors
Richard Heyman, PhD, Chair of the Board(3)	367,446	$22,965,375
Tim Van Hauwermeiren, Director	—	—
Maha Katabi, PhD, Director	—	—
Yi Larson, Director	—	—
Christy Oliger, Director	—	—
Mary Tagliaferri, MD, Director	—	—
Angie You, PhD, Director	—	—
All of our current directors and executive officers as a group (10 persons)	2,358,870	$147,429,375
(1)	Shares are held by Dr. Song and Yu Linda Song, Trustees of The Song Family Trust dated October 14, 2016, and include 392,073 Company Restricted Shares.
(2)	Includes 103,336 Company Restricted Shares.
(3)	Includes 234,758 Company Restricted Shares.
Treatment of Company Restricted Shares
Each Company Restricted Share that is outstanding as of immediately prior to the Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time and will be treated as a Share for all purposes under the terms of the Merger Agreement (including, for the avoidance of doubt, the conversion thereof into the right to receive the applicable Merger Consideration and subject to the applicable requirements, if any, for the surrender of such Shares). The Company Restricted Shares are included in the table of outstanding Shares set forth in “—Outstanding Shares Held by Directors and Executive Officers” above.
Treatment of Options
Each Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Bristol-Myers Squibb, Purchaser or RazyeBio, each Option that is then outstanding and unexercised will be cancelled and converted into solely the right to receive cash, without interest, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Option, which amount will be subject to any applicable withholding of taxes. No holder of an Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such Option before or after the Effective Time, and such Option will be cancelled and retired and will cease to exist as of the Effective Time, and no consideration will be delivered in exchange therefor.
The table below sets forth, for each of RayzeBio’s executive officers and directors as of January 19, 2024: (i) the aggregate number of Shares subject to Options with exercise prices below the Merger Consideration (each, an “In-the-Money Option”); and (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the excess of the Merger Consideration over the respective exercise prices per Share of the applicable In-the-Money Options by (y) the number of Shares subject to such In-the-Money Options.
	In-the-Money Options
Name	Number of Shares Underlying In-the- Money Options	Weighted Average Exercise Price per Share ($)	Total Cash Value ($)
Executive Officers
Ken Song, M.D., President, Chief Executive Officer and Director	1,353,370	$10.76	$70,029,751
Arvind Kush, Chief Financial Officer	615,522	$8.43	$33,281,114
Susan Moran, M.D., Chief Medical Officer	527,951	$9.29	$28,091,656
Directors
Richard Heyman, PhD, Chair of the Board	—	—	—
Tim Van Hauwermeiren, Director	48,628	$20.14	$2,059,882
Maha Katabi, PhD, Director	18,235	$22.72	$725,388
Yi Larson, Director	114,579	$2.52	$6,871,922
Christy Oliger, Director	114,579	$10.39	$5,970,712
Mary Tagliaferri, MD, Director	114,579	$3.24	$6,789,952
Angie You, PhD, Director	114,579	$3.24	$6,789,952
All of our current directors and executive officers as a group (10 persons)	3,022,022	$9.35	$160,610,328
Treatment of Purchase Rights Under the Employee Stock Purchase Plan
The ESPP allows all of RayzeBio’s regular full-time employees, including RayzeBio’s executive officers, to purchase Shares at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); and (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP).
There has not been a Purchase Date under the current Offering. The current Offering commenced on September 14, 2023, with the first Purchase Date under the current Offering scheduled to occur on May 20, 2024. Under the terms of the Merger Agreement, as promptly as reasonably practicable following the date of the Merger Agreement, the Company will take all actions necessary or required under the ESPP and applicable laws to (i) limit participation in the ESPP to those employees who participated in the ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the date of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period will be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. The ESPP will terminate in its entirety as of the Effective Time, contingent upon the occurrence of the Effective Time.
Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during their term of service.

Equity Award Acceleration
Under the Merger Agreement, the vesting of all outstanding unvested Options and Company Restricted Shares will be accelerated in connection with the Merger, and all such Options and Company Restricted Shares will be cashed out or otherwise cancelled as described in further detail above under “—Treatment of Options,” and “—Treatment of Company Restricted Shares,” and any provisions in any individual agreements related to the acceleration of the vesting of Options and Company Restricted Shares in connection with a change in control will be superseded by the provisions of the Merger Agreement.
Severance and Change in Control Plan
Our executive officers, who are also our current named executive officers, are entitled to certain severance and change of control payments and benefits pursuant to our Severance and Change in Control Plan (“Severance Plan”), which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference. Each of our executive officers is eligible to receive benefits under the Severance Plan.
Subject to certain conditions, the Severance Plan generally provides for lump-sum cash severance payments, continued health benefits and accelerated vesting of outstanding time-based equity awards in the event of an involuntary termination without “cause” or a resignation with “good reason” (a “covered termination”). In the event of a covered termination occurring within three months before or twelve months after a change in control (such as the Transactions), and subject to our receipt of an effective release and waiver of claims from the applicable executive, (i) Ken Song, M.D. would be entitled to receive a payment equal to 18 months of his annual base salary and 150% of his annual target bonus in effect at the time of termination, and a monthly payment in the amount equal to his Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premiums for up to 18 months, unless he becomes eligible for health insurance coverage in connection with new employment or self-employment, and (ii) each of the other executive officers would be entitled to receive a payment equal to the sum of such executive officer’s annual base salary and 100% of their annual target bonus in effect at the time of termination, and a monthly payment in the amount equal to such executive officer’s COBRA premiums for 12 months, unless such executive officer becomes eligible for health insurance coverage in connection with new employment or self-employment. In addition, all time-based equity compensation awards held by each executive officer, including Dr. Song, at the time of termination would be accelerated in full.
Under the Severance Plan, the term “cause” generally means (i) the employee’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) the employee’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company, or any of its employees or directors; (iii) the employee’s intentional, material violation of any contract or agreement between the Participant and the Company, the Company’s employment policies, or of any statutory or other duty owed to the Company; (iv) the employee’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) the employee’s gross misconduct.
The term “change in control” generally means (i) the acquisition by any person or company of more than 50% of the combined voting power of our then-outstanding stock, (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.
The term “good reason” generally means (i) a material reduction of the employee’s base compensation, unless such reduction is consistent with and generally applicable to all our executive officers and that does not adversely affect the individual employee to a greater extent than other similarly situated employees; (ii) a material reduction of the employee’s authority, responsibilities or duties; (iii) the employee being required to relocate his or her principal place of employment with us to a principal place of employment that increases the employee’s one-way commute by more than fifty (50) miles as compared to the employee’s then-current place of employment immediately prior to such relocation (provided that the employee’s relocation back to the office from remote work will not be considered a relocation of the employee’s principal place of employment with RayzeBio for the purposes of this definition), or (iv) a material breach by the Company Group (as defined in the Severance Plan) of any provision of the Severance Plan or any other material agreement between the employee and the Company Group concerning the terms and conditions of such employee’s employment with the Company Group, in each case without the employee’s prior consent.
Treatment of 2023 and 2024 Annual Bonuses
If annual bonuses in respect of RayzeBio’s 2023 or 2024 fiscal year have not been paid prior to the consummation of the Merger, each RayzeBio employee who remains employed with RayzeBio as of immediately prior to the Effective Time will receive a 2023 or pro-rata 2024 annual bonus, as applicable, in an amount equal to the greater of such employee’s target annual bonus and the annual bonus to which such employee would be entitled based on RayzeBio’s actual performance under the applicable bonus arrangements of RayzeBio in effect as of the date of the Merger Agreement, with such bonus payments to be made at the same time as annual bonuses are typically paid by RayzeBio.
In December 2023, in order to mitigate the potential impact of Section 280G of the Code on payments to certain executive officers, RayzeBio paid annual bonus amounts that had been earned in respect of fiscal year 2023 performance. As of January 19, 2024, we expect the 2024 bonus amounts for our executive officers that will be earned as of the Effective Time and payable to such executive officers in 2025 pursuant to the terms of the Merger Agreement, to be as follows:
Name	2024 Annual Bonus ($)(1)
Ken Song, M.D., President, Chief Executive Officer and Director	$57,260
Arvind Kush, Chief Financial Officer	$35,938
Susan Moran, M.D., Chief Medical Officer	$33,397
(1)
The pro rata amounts reflected in this column are calculated assuming the Effective Time will occur on February 23, 2024 and at target achievement. The actual annual bonus amounts payable on a pro rata basis in respect of our 2024 fiscal year may be higher or lower.

Tax Reimbursement Agreements
We may enter into tax reimbursement agreements with our executive officers, who are also our current named executive officers, pursuant to which RayzeBio will agree to make tax reimbursement payments to such employees, to the extent that any payment or benefit to such employees pursuant to the Transactions could be subject to an excise tax under Section 4999 of the Code, in an amount that generally will place the employees in the same after-tax position that they would have been in if no excise tax had applied and no tax reimbursement payment had been made. Under the terms of the Merger Agreement, the aggregate amount of potential tax reimbursement payments that RayzeBio may provide will not exceed $30 million. The amount of any such tax reimbursement payment will be based on a number of factors, including the aggregate reimbursement limit described above, and is uncertain.
Employee Benefits
Under the Merger Agreement, among other things, Bristol-Myers Squibb has agreed, for a period of one year following the Effective Time, to provide, or cause to be provided, to each employee of RayzeBio who is employed by RayzeBio as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) (each, a “Continuing Employee”), during such one-year period, (i) a base salary (or base wages, as the case may be) and a target annual cash bonus opportunity, which are no less favorable in the aggregate than the base salary (or base wages, as the case may be) and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, and (ii) benefits (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity based compensation, retention or change in control-related compensation or benefits, long-term incentive or nonqualified deferred compensation and employee stock purchase plans (collectively, the “Specified Arrangements”)) that are substantially comparable in the aggregate to the benefits (excluding the Specified Arrangements) provided to either (a) such Continuing Employee immediately prior to the Effective Time under RayzeBio’s employee benefit plans or (b) similarly situated employees of Bristol-Myers Squibb, as reasonably determined in good faith by Bristol-Myers Squibb.

The Merger Agreement does not confer upon any person (other than RayzeBio, Bristol-Myers Squibb and Purchaser) any third-party beneficiary rights with respect to the employee matters provisions of the Merger Agreement.
Potential for Future Arrangements
While, as of the date of this Schedule 14D-9, none of RayzeBio’s current directors or executive officers has entered into any employment, equity contribution or other agreement, arrangement or understanding with Bristol-Myers Squibb or its affiliates regarding continued service with Bristol-Myers Squibb or its affiliates after the Effective Time, it is possible that Bristol-Myers Squibb or its affiliates may enter into service, employment or other arrangements with RayzeBio’s directors or executive officers in the future.
Employment Arrangements
We have entered into at-will employment agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. Each of our executive officers has also executed our standard form of confidential information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Transactions, see the section above titled “—Potential Payments and Benefits upon Termination or Change in Control.”
Director Compensation
Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out or otherwise cancelled, in each case as described in the sections above titled “—Treatment of Options,” and “—Treatment of Company Restricted Shares.”
Prior to the Effective Time, non-employee directors will remain eligible to receive cash retainer and equity compensation pursuant to the terms of our Non-Employee Director Compensation Policy.
Indemnification of Directors and Officers; Insurance
RayzeBio has entered into an indemnity agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses and liabilities (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses and liabilities), including judgments, damages, deficiencies, liabilities, losses, penalties, excise taxes, fines, assessments and amounts paid in settlement, including any interest or taxes related thereto, and any attorney’s fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs incurred, in connection with the investigation, defense or appeal of any threatened, pending, or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing, or any other actual, threatened or completed proceeding, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of RayzeBio, in each case as long as such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is filed as Exhibit (e)(13) hereto and incorporated herein by reference.
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of RayzeBio for their acts and omissions occurring prior to the Effective Time, as provided in RayzeBio’s organizational documents and the Indemnification Agreements between RayzeBio and such persons, will survive the Merger and may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the indemnified individuals thereunder, in each case for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each of RayzeBio’s former and present officers and directors in his or her capacity as an officer or director of RayzeBio against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of RayzeBio in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of RayzeBio at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Bristol-Myers Squibb must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by RayzeBio as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of RayzeBio (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy maintained by RayzeBio as of the date of the Merger Agreement. However, in lieu of maintaining such existing policy, we or Bristol-Myers Squibb may purchase a six-year “tail” policy to replace the RayzeBio policy in effect as of the date of the Merger Agreement, subject to specified limitations as set forth in the Merger Agreement.
Section 16 Matters
The Merger Agreement provides that RayzeBio and the Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and RayzeBio stock awards in the Transactions by the applicable individuals and to cause such dispositions and cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between RayzeBio or any of its affiliates and any of the officers, directors or employees of RayzeBio that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
(b) Arrangements with Purchaser, Bristol-Myers Squibb, and their Affiliates.
Merger Agreement
On December 25, 2023, RayzeBio and Bristol-Myers Squibb entered into the Merger Agreement. Purchaser became a party to the Merger Agreement by way of a joinder dated as of December 26, 2023. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of RayzeBio with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on January 25, 2024 are incorporated herein by reference, and are not intended to provide any other factual information about RayzeBio, Bristol-Myers Squibb, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by RayzeBio to Bristol-Myers Squibb in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of RayzeBio at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about RayzeBio in RayzeBio’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in RayzeBio’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, RayzeBio, Bristol-Myers Squibb, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in RayzeBio’s other public filings.
Confidentiality Agreement
Bristol-Myers Squibb and RayzeBio entered into a confidentiality agreement, dated December 16, 2023 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Bristol-Myers Squibb and RayzeBio agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the specific purpose of considering, evaluating, negotiating and consummating a possible negotiated transaction between Bristol-Myers Squibb and RayzeBio. The Confidentiality Agreement includes a one-year standstill provision for the benefit of RayzeBio and permitted Bristol-Myers Squibb to confidentially approach RayzeBio’s chief executive officer or Board to propose a transaction during the standstill period and a fall-away provision upon the entry into a definitive agreement providing for certain acquisition transactions, including the Transactions.
The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.
On December 25, 2023, the Board, at a meeting duly called and held, unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, RayzeBio and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by RayzeBio of the Merger Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons described below in the section titled “—Reasons for Recommendation,” the Board, on behalf of RayzeBio, unanimously recommends that RayzeBio’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
(i) Background of the Offer and the Merger
The Board frequently reviews, with RayzeBio senior management and the assistance of outside advisors, RayzeBio’s long-term plans and strategic opportunities to increase stockholder value, including seeking partnership and collaboration opportunities to fund the clinical development of its product candidates, the research and development of potential future drug candidates and the possible acquisition of new product candidates. As part of this process, from time to time, RayzeBio senior management has engaged in business development and/or strategic partnering discussions with participants in the biopharmaceutical industry and has reported regularly to the Board on potential partnering and collaboration opportunities. None of these strategic partnering discussions progressed beyond preliminary phases, nor did RayzeBio enter into any acquisition-related non-disclosure or standstill agreements with such parties other than as discussed below.
In October and November of 2023, following discussion with members of the Board, RayzeBio senior management engaged in discussions regarding potential partnerships with certain global biopharmaceutical companies, including Bristol-Myers Squibb and certain parties referred to herein as Party A, Party B and Party C. In connection with such discussions, RayzeBio consulted with certain investment banks, including Centerview Partners LLC (“Centerview”), to gain insights and perspectives on potential partnership terms and structures. Additionally, RayzeBio provided certain preliminary non-public information to the participating parties pursuant to mutual confidentiality agreements (which did not contain standstill provisions).
On November 6, 2023, Chris Boerner, Ph.D., Chief Executive Officer of Bristol-Myers Squibb, met with Ken Song, M.D., President and Chief Executive Officer of RayzeBio, to discuss Bristol-Myers Squibb’s interest in establishing a relationship, and potentially pursuing a transaction, with RayzeBio.
On November 7, 2023, a representative of Party B contacted Dr. Song to express interest in exploring a potential transaction involving a license to RayzeBio’s lead program, RYZ101.
On November 8, 2023, Mr. David Elkins, Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb, met with Dr. Song to reiterate Bristol-Myers Squibb’s continued interest in establishing a relationship, and potentially pursuing a transaction, with RayzeBio.
On November 13, 2023, Dr. Song and representatives of Party A met to explore a potential partnership.
On November 14, 2023, Dr. Song, Dr. Boerner and Mr. Elkins had a call during which they discussed potentially pursuing a transaction between Bristol-Myers Squibb and RayzeBio and considered certain challenges and benefits associated with different transaction structures, including a potential partnership with, or acquisition of, RayzeBio, with Dr. Boerner indicating Bristol-Myers Squibb was focused on a partnership, though it would consider an acquisition. Dr. Song proposed that the parties continue to consider and discuss ways to establish a relationship, and noted that he would update Dr. Boerner and Mr. Elkins of any material developments. Dr. Boerner and Mr. Elkins informed Dr. Song that the board of directors of Bristol-Myers Squibb was scheduled to meet in early December 2023 and that RayzeBio should expect feedback from Bristol-Myers Squibb thereafter.
On November 24, 2023, representatives of Party B submitted a preliminary non-binding term sheet for a potential global partnership involving RYZ101.
On November 29, 2023, Dr. Song conveyed via email to representatives of Party B that additional discussions and diligence on RYZ101 and other programs would be worthwhile so that Party B could better understand and assess the value of RayzeBio’s programs.

On December 1, 2023, Dr. Song and Mr. Arvind Kush, Chief Financial Officer of RayzeBio, contacted Dr. Boerner and Mr. Elkins to notify them that RayzeBio received a proposal for a potential partnership from another third party. Dr. Boerner and Mr. Elkins noted once again that the board of directors of Bristol-Myers Squibb was scheduled to meet the following week and that RayzeBio should expect feedback from Bristol-Myers Squibb thereafter.
In the beginning of December 2023, in connection with ongoing discussions regarding potential partnerships, Party A conducted onsite reviews of RayzeBio’s headquarters in San Diego, California and manufacturing facility in Indianapolis, Indiana, and representatives of Bristol-Myers Squibb attended a meeting with RayzeBio senior management at RayzeBio’s headquarters.
On December 15, 2023, the Board held a special meeting with RayzeBio senior management in attendance. Dr. Song reviewed with the Board the status of the ongoing partnering discussions, including the partnership proposal received from Party B. The Board also discussed whether Bristol-Myers Squibb and Party A would be interested in exploring a strategic transaction with RayzeBio. Following such review, the Board instructed RayzeBio senior management to continue to focus on ongoing partnering discussions with each of Party A, Party B, Party C and Bristol-Myers Squibb.
Later in the day on December 15, 2023, on a call that was scheduled the prior week between a representative of Party B and Dr. Song, the representative of Party B communicated that, based on Party B’s evaluation of publicly available information, the non-public information provided during the partnering discussions and its analyses of the strategic fit of the two companies, it wished to transition the then-ongoing partnership discussions to discussions regarding a potential strategic transaction with RayzeBio and indicated that Party B would be submitting a written proposal later that day to acquire 100% of the capital stock of RayzeBio. Later that day, RayzeBio received an unsolicited non-binding written proposal from Party B to acquire 100% of the capital stock of RayzeBio for $36.00 per Share in cash (the “Initial Party B Proposal”), representing an approximately 35% premium to the closing price per Share on the immediately preceding trading day. The Initial Party B Proposal indicated that the proposal was subject to customary confirmatory due diligence of RayzeBio’s business, which Party B was prepared to commence immediately. The proposal also confirmed Party B’s willingness to complete diligence and execute a definitive acquisition agreement within the following four to six weeks. In response to Party B’s request to review further non-public information regarding RayzeBio in the context of a potential strategic transaction, RayzeBio provided Party B with a draft mutual non-disclosure agreement containing a customary standstill restriction that fell away upon the entry into a definitive agreement providing for certain acquisition transactions.
Later that same day, on a call that was scheduled the prior week between Dr. Boerner and Dr. Song, Dr. Boerner communicated Bristol-Myers Squibb’s interest in a potential acquisition of RayzeBio and indicated that Bristol-Myers Squibb would submit a written proposal later that day to acquire 100% of the capital stock of RayzeBio. Shortly thereafter, RayzeBio received an unsolicited non-binding written proposal from Bristol-Myers Squibb to acquire 100% of the capital stock of RayzeBio for $40.00 per Share in cash (the “Initial Bristol-Myers Squibb Proposal”), representing an approximately 50% premium to the closing price per Share on the immediately preceding trading day. The Initial Bristol-Myers Squibb Proposal indicated that the proposal was subject to satisfactory completion of due diligence, which Bristol-Myers Squibb was prepared to commence immediately. The proposal also confirmed Bristol-Myers Squibb’s commitment to complete diligence and execute a definitive acquisition agreement before the end of the year. In response to Bristol-Myers Squibb’s request to review further non-public information regarding RayzeBio in the context of a potential strategic transaction, RayzeBio provided Bristol-Myers Squibb with a draft mutual non-disclosure agreement containing a customary standstill restriction that fell away upon the entry into a definitive agreement providing for certain acquisition transactions. Following negotiation, Bristol-Myers Squibb and RayzeBio executed such non-disclosure agreement on December 16, 2023.
On the evening of December 15, 2023, following consultation with certain members of the Board, Dr. Song contacted representatives of each of Party A and Party C to convey that the partnering discussions had pivoted to strategic discussions as RayzeBio had received proposals for the acquisition of 100% of the capital stock of RayzeBio. Dr. Song asked each representative whether such party was interested in participating in discussions regarding a potential acquisition of RayzeBio. In response, the representative of Party A expressed interest and indicated that Party A would want to be informed of the process for participating in such discussions. The representative of Party C indicated that it was unlikely to be able to provide an acquisition proposal, but would respond definitively thereafter.
On December 16, 2023, the Board held a special meeting with RayzeBio senior management, representatives of Cooley LLP (“Cooley”), RayzeBio’s outside legal counsel, and representatives of Centerview in attendance. The Board invited representatives of Centerview to join the meeting based on, among other things, Centerview’s knowledge and transaction experience in the life sciences sector and RayzeBio senior management’s experience working with Centerview during the course of the partnering discussions. In connection with discussions regarding strategic matters, representatives of Cooley provided an overview of the Board’s fiduciary duties in connection with any review of strategic alternatives. Representatives of Cooley then discussed potential conflicts of interest as between any members of the Board and the parties then in discussions regarding a potential strategic transaction with RayzeBio. Each member of the Board confirmed that no such conflicts existed with respect to such member. Dr. Song then reviewed with the Board the status of ongoing strategic discussions, including the Initial Party B Proposal, the Initial Bristol-Myers Squibb Proposal, and the initial responses from Party A and Party C. Representatives of Centerview then reviewed with the Board certain financial aspects of the Initial Party B Proposal and the Initial Bristol-Myers Squibb Proposal and reviewed with the Board an illustrative process for soliciting from third parties submissions for indications of interest with respect to a potential acquisition of RayzeBio, including a list of certain other potential strategic parties that would most likely to be interested in, and capable of consummating, an acquisition of RayzeBio (which list included Party A and Party C, both of which were recently involved in partnering discussions with RayzeBio). Following discussion, the Board authorized RayzeBio senior management and representatives of Centerview to implement the process outlined by representatives of Centerview and determined that discussions regarding a potential acquisition should be completed efficiently to ensure that, if no such transaction was consummated, RayzeBio could return to executing on its standalone plan with minimal distraction or other impact on RayzeBio. The Board determined, based on each party’s strategic fit, level of diligence conducted to date (including in connection with partnering discussions), financial and administrative capacity, and the interest demonstrated in a potential acquisition, that RayzeBio senior management should focus on strategic discussions with Bristol-Myers Squibb, Party A and Party B and, to the extent such party responded to RayzeBio to express affirmative interest in participating in such discussions, Party C. The Board also instructed RayzeBio senior management to provide access to diligence materials to the applicable parties, subject to their execution of customary non-disclosure agreements with standstill restrictions. The Board directed Dr. Song and representatives of Centerview to convey to each of Bristol-Myers Squibb and Party B that the per Share offer prices in the Initial Bristol-Myers Squibb Proposal and Initial Party B Proposal, respectively, were inadequate and that each such party would need to materially improve its offer in order to continue to explore a potential strategic transaction.
The Board then authorized the formation of a transaction committee (the “Transaction Committee”) in order to facilitate the consideration, review, evaluation and related strategy attendant to potential strategic alternatives, including, without limitation, RayzeBio continuing to operate as an independent, publicly traded company. The Board noted that (i) the Transaction Committee was being formed for expediency of process, and not in response to any actual or potential conflict of interest concerns, (ii) the other members of the Board would be free to participate in any Transaction Committee meetings and (iii) the Transaction Committee would not have the authority to approve terms of a potential transaction on behalf of either the Board or RayzeBio, and the Board reserved the authority to approve any potential strategic transaction. Based on their respective experience with strategic transactions, existing roles on the Board and willingness to serve on the Transaction Committee, the Board determined that Dr. Song, Dr. Richard Heyman and Dr. Maha Katabi, each of whom (other than Dr. Song) was an independent director, would serve on the Transaction Committee. After the representatives of Centerview left the meeting, the Board reviewed and discussed the qualifications of Centerview (including management’s experience working with Centerview in connection with the partnering discussions), as well as other potential financial advisors. Following such discussion, subject to its review of any relevant relationships to be disclosed by Centerview with each of Bristol-Myers Squibb, Party A and Party B and review and formal approval of acceptable engagement terms, the Board determined to engage Centerview as its financial advisor in connection with the review of strategic alternatives and authorized RayzeBio senior management to coordinate and negotiate with Centerview regarding its engagement on such basis.

Following the Board meeting, Dr. Song contacted Dr. Boerner to convey that the process was competitive and the message from the Board with respect to the inadequacy of the Initial Bristol-Myers Squibb Proposal, and to offer Bristol-Myers Squibb access to additional diligence in order to refine its views of RayzeBio’s valuation. On the same day, representatives of Centerview contacted representatives of Party B to convey that the process was competitive and the message from the Board with respect to the inadequacy of the Initial Party B Proposal, and to offer Party B access to additional diligence in order to refine its views of RayzeBio’s valuation, subject to Party B entering into a mutual non-disclosure agreement with a standstill provision substantially in the form provided by RayzeBio on the day prior. Following negotiation, RayzeBio and Party B executed such mutual non-disclosure agreement the same day.
Later that day, Dr. Song contacted Party A to convey that strategic discussions were accelerating, reiterated that the process was competitive, and indicated that RayzeBio would provide Party A with information about how to participate in the process if Party A was still interested in pursuing discussions regarding a potential strategic transaction with RayzeBio. Representatives of Party A indicated their continued interest and requested to be included in any such process.
Also on December 16, 2023, Bristol-Myers Squibb, Party B and their respective advisors were granted access to a virtual data room containing non-public information regarding RayzeBio’s business and operations. Dr. Song also provided a representative of Party A with a draft mutual non-disclosure agreement with a customary standstill restriction that fell away upon the entry into a definitive agreement providing for certain acquisition transactions and told Party A that it would be granted access to the virtual data room following execution of such agreement.
On December 17, 2023, at the direction of the Board, Dr. Song and representatives of Centerview sent process letters to each of Bristol-Myers Squibb, Party A and Party B. The process letter invited parties to submit preliminary non-binding indications of interest for an acquisition of 100% of the capital stock of RayzeBio by no later than December 22, 2023, and specified the preliminary proposal requirements, with best-and-final proposals requested by no later than January 5, 2024. The process letter indicated that RayzeBio expected to enter into a definitive agreement, if any, immediately following receipt of best-and-final proposals on January 5, 2024 and to announce any acquisition transaction by no later than market opening on January 8, 2024. The process letter also noted that RayzeBio reserved the right to consider accelerating the process if a party communicated an ability to move on a faster timeline.
On December 18, 2023, representatives of BofA Securities, Inc. (“BofA”), financial advisor to Bristol-Myers Squibb, contacted representatives of Centerview to discuss the process. On the call, Centerview reiterated what had previously been communicated to all parties regarding the competitiveness of the process and indicated that, in addition to the Initial Bristol-Myers Squibb Proposal, RayzeBio had received a competitive proposal from another large pharmaceutical company for the acquisition of RayzeBio and that such party was motivated and at a similar stage in the process as Bristol-Myers Squibb. The representatives of BofA indicated that Bristol-Myers Squibb was interested in receiving the draft Merger Agreement sooner than the December 25, 2023 date contemplated in the process letter.
Also on December 18, 2023, RayzeBio signed a mutual non-disclosure agreement with Party A that contained a standstill restriction that fell away upon the announcement of a proposed transaction, substantially in the form that had been previously provided by RayzeBio. Following execution of the mutual non-disclosure agreement, Party A and its advisors were granted access to a virtual data room containing non-public information regarding RayzeBio’s business and operations.
Between December 18, 2023 and December 21, 2023, RayzeBio held several diligence sessions, including management presentations, with each of Bristol-Myers Squibb, Party A and Party B. Bristol-Myers Squibb and Party B also conducted onsite reviews of RayzeBio’s headquarters in San Diego, California and manufacturing facility in Indianapolis, Indiana.
On December 19, 2023, Dr. Song received an email from a representative of Party C noting that Party C would not be moving forward with discussions regarding a potential strategic transaction.
Later that same day, the Transaction Committee held a meeting with additional members of the Board present, as well as RayzeBio senior management, representatives of Cooley and representatives of Centerview in attendance. Dr. Song provided an update on process, including that both Bristol-Myers Squibb and Party B were actively engaged in diligence while Party A was still involved in the process but further behind in diligence progress, and that Party C would not be participating in the process. Representatives of Cooley provided a preliminary assessment of the potential regulatory review process for each of Party A, Party B and Bristol-Myers Squibb based on the nature of each party’s business and whether each such party would be a foreign or domestic entity for purposes of any review by the Committee on Foreign Investment in the United States (“CFIUS”). Representatives of Cooley noted that, based on publicly available information, including that Bristol-Myers Squibb was not currently developing or commercializing a radiopharmaceutical product and was a domestic entity for purposes of CFIUS, Bristol-Myers Squibb was likely to require the least involved level of regulatory review of the three parties. The Committee and the additional Board members then instructed representatives of Cooley to prepare and have ready a draft Merger Agreement that could be shared with the parties that submitted competitive preliminary non-binding offers to acquire RayzeBio.
On December 22, 2023, Dr. Boerner and Dr. Song had a call, where Dr. Boerner discussed the details of the revised proposal that Bristol-Myers Squibb planned to send to RayzeBio later that day in accordance with the process letter.
Later on December 22, 2023, RayzeBio received non-binding indications of interest for an acquisition of 100% of the capital stock of RayzeBio from each of Bristol-Myers Squibb, Party A and Party B, containing the key terms summarized in the table below:
Party	Price per Share	Premium to closing price of Shares (vs. immediately preceding trading day)	Required Approvals
Bristol-Myers Squibb	$48.00 in cash	72%	Approval by relevant antitrust authorities License transfer approval from U.S. Nuclear Regulatory Commission
Party A	$41.00 in cash, plus a contingent value right (“CVR”) of $4.00 per Share, contingent on the initiation of a Phase 3 study in 1st line small cell lung cancer in combination with Party A’s agents	47% (excluding potential future payment of the CVR)
Antitrust approval under Hart-Scott-Rodino Antitrust Improvements Act of 1976 License transfer approval from U.S. Nuclear Regulatory Commission Expressly provided that a CFIUS filing was not anticipated

Party B	$40.00 in cash	43%
Antitrust approval under Hart-Scott-Rodino Antitrust Improvements Act of 1976 License transfer approval from (i) U.S. Nuclear Regulatory Commission and (ii) California Department of Public Health CFIUS (potentially)

On December 23, 2023, the Board held a special meeting, with RayzeBio senior management, representatives of Centerview and representatives of Cooley in attendance. Dr. Song provided the Board with an update on the process, including progress on due diligence to date and how Bristol-Myers Squibb had progressed the furthest with respect to its diligence review, followed by Party B, and that Party A remained most behind. Representatives of Centerview reviewed certain financial aspects of each of the proposals received on December 22, 2023 from Bristol-Myers Squibb, Party B and Party A, each of which was provided to the Board prior to the meeting. Next, Mr. Kush reviewed management’s preliminary long-term financial projections, which were prepared at the request of the Board to assist with the review and assessment of any potential strategic transaction, including the underlying assumptions and related risks. RayzeBio determined to provide the members of the Board with additional time to review and consider such projections. Representatives of Centerview then reviewed with the Board certain preliminary financial analyses of RayzeBio. The Board then discussed next steps and instructed RayzeBio senior management and representatives of Centerview to deliver drafts of the Merger Agreement and accompanying disclosure schedules to each of Bristol-Myers Squibb, Party A and Party B. Thereafter, following the departure of the representatives of Centerview from the meeting, the Board reviewed the key terms of the engagement letter with Centerview and the relevant relationships disclosed by Centerview with each of Bristol-Myers Squibb, Party A, Party B, and certain significant stockholders of RayzeBio, as previously provided by Centerview. After discussion, the Board approved the engagement of Centerview as

RayzeBio’s financial advisor in connection with the review of strategic alternatives. On December 24, 2023, RayzeBio entered into an engagement letter, as approved by the Board, with Centerview, as described in the section below under the caption “—Opinion of Centerview Partners LLC.”
Also on December 23, 2023, representatives of Centerview had discussions with representatives of each of Bristol-Myers Squibb, Party A, and Party B to indicate that RayzeBio had received a total of three indications of interest for an acquisition of 100% of the capital stock of RayzeBio, and that all such indications of interest received were competitive.
Later on December 23, 2023, an initial draft of the Merger Agreement and the disclosure schedules to the Merger Agreement were shared with each of Bristol-Myers Squibb, Party A and Party B via the virtual data room. The initial draft of the Merger Agreement proposed, among other things, (i) that the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) customary conditions to consummate the tender offer, including U.S. antitrust clearance, (iii) an obligation on the part of the buyer to use reasonable best efforts to obtain antitrust approval, including undertaking certain remedial actions like divestitures and (iv) a termination fee equal to 2.5% of RayzeBio’s implied equity value in the transaction, payable by RayzeBio to the buyer upon the termination of the Merger Agreement under certain circumstances, including to accept and enter into a definitive agreement with respect to an unsolicited superior offer (the “Company Termination Fee”).
That same day, Dr. Boerner called Dr. Song and indicated that Bristol-Myers Squibb was interested in moving at a faster pace than the timeline outlined in the previously distributed process letter and requested consideration of a revised proposal on an expedited basis. Dr. Song indicated that RayzeBio had received two other competitive proposals and the Board was comfortable with the process as previously detailed, but advised that any revised offer would need to be significantly above the level of the proposal provided by Bristol-Myers Squibb on December 22, 2023 in order to potentially garner expedited Board consideration. Dr. Boerner indicated that he would follow up.
On December 24, 2023, Dr. Boerner contacted Dr. Song to communicate that the board of directors of Bristol-Myers Squibb had met earlier that morning and to preview that Bristol-Myers Squibb intended to submit a non-binding indication of interest later that day that was time-sensitive in nature.
Later on December 24, 2023, Bristol-Myers Squibb submitted a non-binding indication of interest offering a price of $62.50 per Share in cash to acquire 100% of the outstanding capital stock of RayzeBio (“Bristol-Myers Squibb Final Proposal”), representing a 104% premium to the closing price per Share on the immediately preceding trading day. The Bristol-Myers Squibb Final Proposal also indicated that the transaction would be subject to approval by relevant antitrust authorities but no longer conditioned consummation of the transaction on obtaining approval from the U.S. Nuclear Regulatory Commission. The Bristol-Myers Squibb Final Proposal indicated that the offer would expire and be withdrawn at 9:00 am Eastern Time the following day if a merger agreement had not been signed by the parties by that time and that a revised draft of the Merger Agreement would follow very shortly. The proposal also included a request for exclusivity, and noted that such proposal had been approved by the board of directors of Bristol-Myers Squibb.
Later that same day, representatives of Covington & Burling LLP (“Covington”), Bristol-Myers Squibb’s outside legal advisor, delivered a revised draft of the Merger Agreement to representatives of Cooley that, among other things, accepted the transaction structure proposed by RayzeBio in its draft Merger Agreement, included the Company Termination Fee in the amount as initially proposed by RayzeBio in its draft Merger Agreement, removed the affirmative requirement for Bristol-Myers Squibb to undertake any divestitures or take certain other remedial actions in order to obtain antitrust approval and instead proposed a reverse termination fee equal to 3.4% of RayzeBio’s implied equity value in the transaction, which reverse termination fee would be payable by Bristol-Myers Squibb to RayzeBio in the event of a termination of the Merger Agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied.
Later that same day, the Board held a special meeting with RayzeBio senior management, representatives of Centerview and representatives of Cooley in attendance. Dr. Song and representatives of Centerview updated the Board on the discussions with Bristol-Myers Squibb and its financial advisor prior to, and following, receipt of the Bristol-Myers Squibb Final Proposal. The Board then discussed the status of discussions with each of the other parties, including the progress that each of the parties had made with respect to completing confirmatory due diligence and how the bids received from each of Party A and Party B were still subject to confirmatory due diligence. After carefully considering the relevant factors, including (i) the Board’s belief that as a result of an active and competitive bidding process, RayzeBio had obtained Bristol-Myers Squibb’s best offer, (ii) the substantial risk of losing Bristol-Myers Squibb’s final offer of $62.50 if RayzeBio pursued a higher price or did not reach agreement with Bristol-Myers Squibb on the timeline specified in the Bristol-Myers Squibb Final Proposal and (iii) that, based on the nature of the bids received to date by RayzeBio (including that the offers received from Party A and Party B, when compared to the Bristol-Myers Squibb Final Proposal, were materially lower, would likely require additional regulatory approvals and were subject to outstanding confirmatory diligence), the Offer Price of $62.50 per Share represented the highest price reasonably obtainable by RayzeBio under the circumstances, the Board directed Dr. Song to communicate to Dr. Boerner that the Board was supportive of the Bristol-Myers Squibb Final Proposal and that the parties should work to finalize matters so that they could be in a position to potentially sign the Merger Agreement the following day, but that RayzeBio would not enter into any exclusivity agreement with Bristol-Myers Squibb. For a detailed discussion, please see below under the caption “—Reasons for Recommendation”. Mr. Kush reviewed the projections prepared by RayzeBio’s management and previously provided to the Board and, following discussion, the Board approved such projections for use in evaluating potential strategic alternatives, including continuing as an independent company, and directed RayzeBio senior management to provide such projections to Centerview for purposes of providing financial analyses in connection with the Board’s evaluation of any potential strategic transaction, including preparing any opinion requested by the Board. For a detailed discussion of such projections, please see below under the caption “—Certain Financial Projections”. Representatives of Cooley then provided an overview of fiduciary duties attendant to a review of strategic alternatives such as the one proposed and discussed the key issues in the revised draft of the Merger Agreement received from Covington. The Board then instructed representatives of Cooley to finalize the terms of the Merger Agreement with Covington.
Following such Board meeting, Dr. Song contacted Dr. Boerner to communicate the Board’s support for the Bristol-Myers Squibb Final Proposal and to discuss next steps to finalize the Merger Agreement and other details of the transaction.
Then, later that same day, and into the morning of December 25, 2023, representatives of Cooley and Covington worked to negotiate and finalize the Merger Agreement and accompanying disclosure schedules.
In the early morning of December 25, 2023, Eastern time, the Board held a special meeting, with RayzeBio senior management and representatives of Centerview and representatives of Cooley in attendance, to review the Bristol-Myers Squibb Final Proposal, including the final terms of the Merger Agreement, and to determine whether to approve RayzeBio’s entry into the Merger Agreement with Bristol-Myers Squibb. Representatives of Centerview reviewed with the Board Centerview’s financial analyses of the Offer Price and the Merger Consideration, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than (i) Shares held by RayzeBio, Bristol-Myers Squibb, Purchaser or any of their respective wholly owned subsidiaries or any of their respective affiliates and (ii) any Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL ((i) and (ii), collectively, “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Centerview Partners LLC.” Following the presentation by representatives of Centerview, representatives of Cooley then reviewed with the Board its fiduciary duties in connection with a potential strategic transaction, including the proposed Transactions, and reviewed certain material terms of the Merger Agreement. After carefully considering the proposed terms of the Bristol-Myers Squibb Final Proposal, and taking into consideration the matters discussed during that meeting and prior meetings of the Board (for additional detail, see “Reasons for the Board’s Recommendation”), the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, RayzeBio and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by RayzeBio of the Merger Agreement and the consummation by RayzeBio of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Later that morning, RayzeBio and Bristol-Myers Squibb executed the Merger Agreement.
On the morning of December 26, 2023, RayzeBio and Bristol-Myers Squibb each issued a press release announcing the entry into the Merger Agreement. Also on that day, Purchaser was formed by Bristol-Myers Squibb, and Purchaser executed a joinder to the Merger Agreement.
(ii) Reasons for Recommendation
The Board carefully considered the Offer, the Merger and the other Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.
•
Premium to Market Price. The Board considered the then-current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the cash Offer Price of $62.50 per Share represents a premium of: (i) approximately 104% to the closing price of common stock of $30.57 per Share on December 22, 2023, the last full trading day prior to the announcement of the Offer and the Merger; (ii) approximately 140% to the 30-day trading period volume weighted average price (“VWAP”) of $25.99 per Share; (iii) approximately 104% to the 52-week high closing price of $30.57 per Share; and (iv) approximately 247% to RayzeBio’s initial public offering price of $18.00 per Share priced on September 14, 2023.

•
Certainty of Value. The Board considered the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, allowing RayzeBio’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with its standalone strategy (as described in more detail below) and the potential impact of such risks and uncertainties of a standalone strategy and the trading price of the Shares.

•	Maximize Stockholder Value. The Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by RayzeBio’s stockholders, and considered:
•
the fact that RayzeBio conducted a robust process that enabled it to (i) identify strategic parties that were likely to be interested in acquiring RayzeBio and (ii) create a competitive dynamic that resulted in RayzeBio receiving, in addition to the offers from Bristol-Myers Squibb, offers to be acquired by two other large international pharmaceutical companies;

•
the fact that, during the course of negotiations with Bristol-Myers Squibb (as more fully described in the section above titled “—Background of the Offer and the Merger”), Bristol-Myers Squibb increased its initial offer from $40.00 per Share on December 15, 2023, to $48.00 per Share on December 22, 2023, and then, ultimately, to $62.50 per Share on December 24, 2023;

•
the Board’s belief that (i) as a result of an active and competitive bidding process, RayzeBio had obtained Bristol-Myers Squibb’s best offer, (ii) there was substantial risk of losing Bristol-Myers Squibb’s final offer of $62.50 per Share if RayzeBio continued to pursue a higher price and if the parties were unable to reach agreement on the timeline specified in the Bristol-Myers Squibb Final Proposal or delayed the process to continue discussions with the other potential acquirors, and (iii) based on the nature of the bids received by RayzeBio (including that the offers received from the two other large international pharmaceutical companies, when compared to Bristol-Myers Squibb’s final offer of $62.50 per Share, were materially lower and the resulting transactions would likely require additional regulatory approvals) and the conversations and negotiations with the bidders, including Bristol-Myers Squibb, as of the date of the Merger Agreement, the Offer Price of $62.50 per Share represented the highest price reasonably obtainable by RayzeBio under the circumstances; and

•
the current state of the U.S. and global economies and biopharmaceutical markets, including potential volatility in the biopharmaceutical and radiopharmaceutical therapy markets, and the potential impact of escalating global political and trade tensions that could materially delay the research, development and commercialization of RayzeBio’s product candidates.

•	Likelihood and Speed of Consummation. The Board considered the likelihood of completion of the Transactions, and the timeliness of such completion, including:
•	Bristol-Myers Squibb’s financial strength, including its ability to fund the Offer Price;
•	Bristol-Myers Squibb’s business reputation and capabilities, including its track record of successfully consummating merger and acquisition transactions;
•
the limited nature of the conditions to Bristol-Myers Squibb’s obligations to complete the Offer and the Merger, including (i) the absence of any financing condition in the Merger Agreement, (ii) the limited number of required regulatory approvals (and the likelihood of obtaining such approvals, including when compared with the approvals likely to be required, and the time for such approvals to be obtained, in connection with a transaction with either Party A or Party B) and (iii) that “Material Adverse Effect” is defined in the Merger Agreement to exclude certain regulatory, manufacturing, clinical, supply chain and related matters relating to the products of RayzeBio or any of its competitors, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•
the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined in the section below titled “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed or waived without the prior written consent of RayzeBio; and

•
the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that payment of the Offer Price will be made within a relatively short period after expiration of the Offer, and that the effectiveness of the Merger under Section 251(h) of the DGCL would not require additional stockholder approval, and as a result of which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•
Potential Strategic Alternatives. The Board considered the possible alternatives to the Transactions (including the proposals made by each of Party A and Party B and the possibility of continuing to operate the Company as an independent company, and exploring additional licensing and collaboration opportunities), the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives. Taking into account the risks of execution as well as business, competitive, industry and market risks, the Board considered that none of the possible alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, including that neither Party A nor Party B was reasonably likely to provide an offer superior to the Bristol-Myers Squibb Final Proposal.

•
Opportunity to Receive Unsolicited Alternative Proposals, Terminate the Transactions in Order to Accept a Superior Proposal and to Receive a Reverse Termination Fee in the Event the Merger Agreement Is Terminated Under Certain Circumstances. The Board considered the terms of the Merger Agreement permitting RayzeBio to receive unsolicited alternative proposals and other terms and conditions of the Merger Agreement, including:

•	RayzeBio’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;
•
the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that RayzeBio’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior offer or development constituting a change in circumstances;

•
the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $104,000,000 (the “Company Termination Fee”), which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions and the fact that such amount represented a fee at the rate initially proposed by RayzeBio to Bristol-Myers Squibb (2.5% of RayzeBio’s implied equity value in the Transactions), and that a fee of such size likely would not be a meaningful deterrent to alternative acquisition proposals;
•
the provision in the Merger Agreement requiring Bristol-Myers Squibb to, under certain circumstances and subject to certain limitations, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date;

•
the provision in the Merger Agreement requiring Bristol-Myers Squibb to pay RayzeBio a reverse termination fee of $141,000,000 in cash in the event the Merger Agreement is terminated as a result of certain conditions related to antitrust laws not being satisfied; and

•	the availability of statutory appraisal rights to the stockholders of RayzeBio who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.
•
Other Terms of the Merger Agreement. The Board considered certain provisions of the Merger Agreement, in addition to those discussed above, which the Board believed to be favorable to the Company and its stockholders, including:

•
the fact that the end date of December 25, 2024 under the Merger Agreement (on or after which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the Transactions and may be extended for an additional six months by either party if the condition to the Offer relating to antitrust approvals is the only remaining condition to the Offer to be satisfied, but also prevents the Offer from being extended for an unreasonable amount of time;

•
the parties must each use reasonable best efforts to cause the expiration or termination of the waiting periods applicable to the Transactions under applicable antitrust laws, and have agreed to defend through litigation any claim asserted by any person or government body under any applicable antitrust laws, in order to avoid any restraints on consummation of the Transactions; and

•
the Company’s ability to obtain specific enforcement of Bristol-Myers Squibb’s and Purchaser’s obligations under the Merger Agreement, thereby providing the Company with such a remedy in the event Bristol-Myers Squibb and Purchaser were to decline to comply with certain of their obligations under the Merger Agreement.

•
Fairness Opinion of Centerview. The Board considered the opinion of Centerview rendered to the Board on December 25, 2023, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC.”

•
Product Development and Commercialization Risks. The Board’s assessment of RayzeBio’s ability to execute as a standalone company in order to create stockholder value in excess of the Offer Price, given the risks and uncertainties in RayzeBio’s business, including:

•
the fact that RayzeBio has not commercialized a product to date and that RayzeBio’s lead program, RYZ101, is in a Phase 3 clinical trial and has not yet been approved for marketing by the U.S. Food and Drug Administration or by any similar non-U.S. regulatory body, as well as the status and prospects of other drug candidates in RayzeBio’s current pipeline, and the risks inherent in the research, development, regulatory review and potential future commercialization of these drug candidates;

•
the significant risks and challenges associated with commercializing RayzeBio’s existing programs, including RYZ101, RYZ801, and RYZ811, platform technologies and future drug candidates, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations globally, the possible failure or delays of current or future preclinical studies or clinical trials and, even if successfully developed and approved, the risk that RayzeBio is unable to generate adequate product revenue or achieve profitability;
•
(a) the fact that RayzeBio would require substantial additional capital to fund (i) researching, developing and, if marketing approval is received, commercializing its product candidates; (ii) manufacturing its product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization in its manufacturing facility and (iii) its other ongoing operations, and (b) the fact that any additional funding through future debt and equity financing could be highly dilutive to RayzeBio’s existing stockholders and such financing and additional collaborations or strategic partnership opportunities might only be available on unfavorable terms or might not be available at all;

•
the risk of RayzeBio being able to successfully enter into, and monetize its assets through, license, collaboration or co-promotion agreements or partnerships with industry members with comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships;

•
the fact that there are few radiopharmaceutical therapeutic products (“RPTs”) that have received marketing approval and there is limited historical clinical trial experience with RPTs, resulting in additional risk and uncertainty regarding the design and conduct of clinical trials for RayzeBio’s RPTs;

•
the risk that adverse side effects or other safety risks associated with RYZ101 or RayzeBio’s other product candidates could delay or preclude approval, result in the suspension or discontinuation of clinical trials or the abandonment of further development of such product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any; and

•
the risks relating to supply chain disruptions or other manufacturing delays that could materially delay or prevent RayzeBio from producing sufficient quantities of its drug candidates for clinical trials or commercialization, and the risk posed by reliance on a limited number of third party suppliers for the radioisotopes required to support clinical development or manufacturing at commercial scale.

In addition to the foregoing product development and commercialization risks, the Board considered Bristol-Myers Squibb’s significant resources, commitment to research and development and track record of successfully commercializing other drug candidates, and its ability to potentially bring RayzeBio’s products to market in a shorter time period, explore more indications for each of RayzeBio’s product candidates and, if approved, provide them to larger patient populations.
The Board also considered a variety of risks and other potentially adverse factors and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including:
•
that while the Offer Price provides relative certainty of value, RayzeBio’s stockholders would not have the ability to participate in the potential future growth and earnings of RayzeBio after the completion of the Transactions, including any potential positive developments with respect to RayzeBio’s drug candidates, which could result if RayzeBio remained an independent, publicly traded company;

•
the potential risk of diverting management attention and resources from the operation of RayzeBio’s business and towards completion of the Offer and the Merger, and other costs incurred in connection with entering into and completing the Transactions;

•
the risk that the Offer and the other Transactions are not consummated, or are not consummated in a timely manner, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on the trading price of the Shares, which could be adversely affected by many factors, including (i) the reason for the termination of the Merger Agreement, including whether such termination relates to or was caused by factors negatively affecting RayzeBio, (ii) the possibility that the marketplace would consider RayzeBio to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•
that the pendency of the Merger may cause RayzeBio to experience disruptions to its business operations and future prospects, including its relationships with its vendors and partners and others that do business or may do business in the future with RayzeBio and its relationship with employees and potential employees (including its ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel), and the effect of such disruptions on RayzeBio’s operating results in the event that the Transactions are not consummated in a timely manner;

•
the effect of the restrictions in the Merger Agreement on the conduct of RayzeBio’s business prior to the consummation of the Offer, which may delay or prevent RayzeBio from undertaking business opportunities that may arise prior to the consummation of the Offer or any other action RayzeBio would otherwise take with respect to the operations of RayzeBio absent the pending Offer;

•
the fact that, subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals and requires the Company to pay the Company Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal has been made to RayzeBio or directly to its stockholders or has become publicly known prior to such termination, and the Company later enters into any agreement with respect to an alternative proposal or consummates an alternative transaction within nine months of such termination;

•	the risk of potential litigation relating to the Transactions that could be instituted against RayzeBio or its directors and officers, and potential effects or outcomes related thereto;
•
the interests of RayzeBio’s executive officers and directors and the fact that RayzeBio’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of RayzeBio’s stockholders, generally, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between RayzeBio and its Executive Officers, Directors and Affiliates”;

•	the fact that completion of the Offer and the Merger will require U.S. antitrust clearance, which clearance could subject the Transactions to unforeseen delays and risks;
•	gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes; and
•	other risks of the type and nature as further described below in the section titled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”
In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the members of the Board made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons.
(iii) Certain Financial Projections
RayzeBio does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections.
However, in connection with the Board’s review of its evaluation of the proposed Offer and the Merger, RayzeBio’s senior management, at the direction of the Board, prepared unaudited financial projections for fiscal years 2024 through 2046 of RayzeBio on a stand-alone basis (as summarized below), reflecting the best currently available estimates and judgments of the senior management of RayzeBio on a risk adjusted basis (the “Projections”). As summarized under the section above entitled “Background of the Offer”, the Board approved the Projections and directed Centerview to use the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.
The Projections reflect estimates and assumptions made by RayzeBio’s senior management with respect to, among other things, date of first commercial sale, probability of success, peak sales and loss of patent exclusivity for RayzeBio’s product candidates, costs and expenses, general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond RayzeBio’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on RayzeBio’s business and its results of operations. The Projections were developed solely using the information available to RayzeBio’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, the ability to generate revenue for RayzeBio’s pipeline assets, the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on the timing of product commercialization, the effectiveness of RayzeBio’s commercial execution, the decisions of third-party partners and potential third-party partners, the ability to partner and terms of any such partnering transactions, the success of clinical testing and development, manufacturing and supply availability, patent life and other exclusivity, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described under the caption “Risk Factors,” in the Registration Statement and any discussions of potential risks, uncertainties, and other important factors in RayzeBio’s subsequent filings with the SEC, including subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.
None of RayzeBio, Bristol-Myers Squibb or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of RayzeBio relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. Generally Accepted Accounting Principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither RayzeBio’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of RayzeBio that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither RayzeBio nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).
The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding RayzeBio in its public filings with the SEC. The Projections were developed by RayzeBio’s senior management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Projections do not give effect to the Transactions, or any changes to RayzeBio’s operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.
The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that RayzeBio or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. RayzeBio’s senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts.
The risk-adjusted total net revenue, EBIT (earnings before interest and tax) and unlevered free cash flow contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Centerview in connection with the Offer or the Merger. Accordingly, RayzeBio has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.
In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give RayzeBio’s stockholders access to a summary of the Projections that were made available to the Board and Centerview and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:
Projections

(dollars in millions)
	Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue	—	—	—	$113	$312	$521	$721	$821	$906	$1,081	$1,359	$1,647	$1,952	$2,233	$2,473	$2,691	$2,829	$2,914	$2,985	$2,581	$2,283	$1,710	$1,299
EBIT(1)	($124)	($153)	($213)	($127)	($64)	$103	$253	$345	$413	$530	$724	$974	$1,227	$1,458	$1,652	$1,827	$1,932	$1,998	$2,051	$1,775	$1,563	$1,178	$902
Unlevered Free Cash Flow(2)	($138)	($147)	($205)	($127)	($68)	$77	$195	$273	$328	$412	$558	$755	$954	$1,138	$1,293	$1,432	$1,519	$1,574	$1,617	$1,423	$1,250	$960	$735
(1)
Earnings before interest and tax is calculated as risk-adjusted non-GAAP total net revenue less (i) cost of goods sold, less (ii) research and development expenses, less (iii) sales and marketing expenses, less (iv) general and administrative expenses.

(2)
Unlevered free cash flow is calculated as non-GAAP EBIT (earnings before interest and tax), less (i) estimated taxes, if profitable, payable at a tax rate of 21%, less (ii) changes in net working capital, less (iii) capital expenditures, plus (iv) depreciation and amortization. Equity-based compensation is treated as a cash expense.

In preparing the Projections, RayzeBio management assumed that in the fiscal year 2026 RayzeBio would undertake an equity financing of approximately $200 million.
(iv) Opinion of Centerview Partners LLC
On December 25, 2023, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated December 25, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of RayzeBio as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	a draft of the Merger Agreement dated December 25, 2023 (as used in this summary of Centerview’s opinion, the “Draft Merger Agreement”);
•	the Registration Statement;
•	certain interim reports to stockholders and the Quarterly Report on Form 10-Q of RayzeBio;
•	certain publicly available research analyst reports for RayzeBio;
•	certain other communications from RayzeBio to its stockholders; and
•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of RayzeBio, including certain financial forecasts, analyses and projections relating to RayzeBio prepared by management of RayzeBio and furnished to Centerview by RayzeBio for purposes of Centerview’s analysis (as used in this summary of Centerview’s opinion, the “Forecasts”) (collectively, as used in this summary of Centerview’s opinion, the “Internal Data”).

Centerview also participated in discussions with members of the senior management and representatives of RayzeBio regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with RayzeBio’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at RayzeBio’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of RayzeBio as to the matters covered thereby and Centerview relied, at RayzeBio’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at RayzeBio’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of RayzeBio, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of RayzeBio. Centerview assumed, at RayzeBio’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at RayzeBio’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of RayzeBio, or the ability of RayzeBio to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, RayzeBio’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to RayzeBio or in which RayzeBio might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of RayzeBio or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of RayzeBio or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of RayzeBio as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated December 25, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of RayzeBio. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RayzeBio or any other parties to the Transactions. None of RayzeBio, Bristol-Myers Squibb, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of RayzeBio do not purport to be appraisals or reflect the prices at which RayzeBio may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 22, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of RayzeBio based on the Forecasts (for more details, please see the section titled “The Solicitation or Recommendation– Certain Financial Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated an implied per share equity value range for the Shares by (i) discounting to present value, as of December 31, 2023, using discount rates ranging from 12.5% to 14.5% (reflecting Centerview’s analysis of RayzeBio’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of RayzeBio over the period beginning on January 1, 2024 and ending on December 31, 2046, utilized by Centerview based on the Forecasts, (b) an implied terminal value of RayzeBio, calculated by Centerview by assuming that RayzeBio’s unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 30% year-over-year and (c) tax savings from usage of RayzeBio’s federal net operating losses of $41 million as of December 31, 2022 and RayzeBio’s estimated future losses, as set forth in the Forecasts, and (ii) adding to the foregoing results (a) RayzeBio’s estimated cash of $520 million and no debt as of December 31, 2023 and (b) the net present value of the estimated cost of an assumed $200 million equity raise in 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by RayzeBio’s fully-diluted Shares outstanding as of December 22, 2023, as set forth in the Internal Data (determined using the treasury stock method and taking into account outstanding in the money Options).
This analysis resulted in the implied per Share equity value range for RayzeBio’s Shares, rounded to the nearest $0.05, of $34.45 to $43.70. Centerview then compared this range to the Offer Price and the Merger Consideration value of $62.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Other Factors
Centerview noted for the Board certain additional factors solely for reference and informational purposes, including, among other things, the following:
•
Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares since RayzeBio’s initial public offering through December 22, 2023 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for RayzeBio during such period of approximately $18.42 to $30.57 per share;

•
Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of December 22, 2023, which indicated low and high stock price targets for RayzeBio ranging from $29.00 to $35.00 per share; and

•
Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to RayzeBio and the Transactions, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 55% to 105% to RayzeBio’s closing stock price on December 22, 2023 (the last trading day before the public announcement of the Transactions) of $30.57, which resulted in an implied price range of approximately $47.40 to $62.65 per Share, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of RayzeBio with respect to the Offer Price and the Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between RayzeBio and Bristol-Myers Squibb and was approved by the Board. Centerview provided advice to RayzeBio during these negotiations. Centerview did not, however, recommend any specific amount of consideration to RayzeBio or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to RayzeBio, and Centerview did not receive any compensation from RayzeBio during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Bristol-Myers Squibb or Purchaser, and Centerview did not receive any compensation from Bristol-Myers Squibb during such period. Centerview may provide financial advisory and other services to or with respect to RayzeBio or Bristol-Myers Squibb or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, RayzeBio, Bristol-Myers Squibb, or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the Board, RayzeBio has agreed to pay Centerview an aggregate fee currently estimated to be approximately $83,000,000, $1,000,000 of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, RayzeBio has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.
(v) Intent to Tender
As of January 19, 2024, our directors and executive officers, as a group, beneficially owned 2,358,870 Shares (including Company Restricted Shares), representing approximately 3.86% of the then outstanding Shares (including Company Restricted Shares). To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered, pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.
Pursuant to Centerview’s engagement letter with RayzeBio, RayzeBio retained Centerview as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Centerview provided to the Board Centerview’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Centerview’s services as a financial advisor to RayzeBio, RayzeBio has agreed to pay Centerview an aggregate fee currently estimated to be approximately $83,000,000, $1,000,000 of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In addition, RayzeBio has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.
Neither RayzeBio nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of RayzeBio on its behalf with respect to the Offer or the Merger.
Item 6.	Interest in Securities of the Subject Company.
Other than the scheduled vesting of outstanding unvested Options and Company Restricted Shares, and the grant of Options in the ordinary course to the extent permitted in the Merger Agreement, no transactions with respect to Shares have been effected by RayzeBio or, to RayzeBio’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of RayzeBio or its affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Item 7.	Purposes of the Transactions and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), RayzeBio is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of RayzeBio’s securities by RayzeBio, RayzeBio’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving RayzeBio or RayzeBio’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of RayzeBio or any affiliate of RayzeBio, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of RayzeBio.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents) of the Offer to Purchase.

Item 8.	Additional Information.
Conditions to the Offer
The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On December 25, 2023, at a meeting duly called and held, our Board unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, RayzeBio and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by RayzeBio of the Merger Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Bristol-Myers Squibb or any of its wholly owned subsidiaries (including Purchaser), would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by our stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as further described in the section above titled “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of RayzeBio who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (a) reasonably identifies the holder of record of the shares for which the demand is made, (b) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (c) provides an address at which such beneficial owner consents to receive notices given by RayzeBio and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that RayzeBio will take no action to perfect any appraisal rights of any stockholder or beneficial owner.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to RayzeBio at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform RayzeBio of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and
•
in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to RayzeBio, Inc., 5505 Morehouse Drive, Suite 300, San Diego, CA, 92121, Attention: Jeff Woodley, General Counsel and Secretary.

If a record stockholder (such as a broker who holds Shares as a nominee for beneficial owners) exercises rights on behalf of any of such beneficial owners with respect to the Shares held for such beneficial owners, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders or beneficial owners who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost with respect to all Shares. RayzeBio is under no obligation to and has no present intention to file a petition and holders and beneficial owners should not assume that RayzeBio will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares or applicable beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders or beneficial owners of such Shares (in which case a record holder of Shares is not considered as a separate holder with respect to Shares held by a beneficial owner who has made a demand for appraisal). Such statement must be provided to the requesting person within ten days after a written request by such person for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any person other than the Surviving Corporation (a “Dissenting Stockholder,” and the Shares in respect of which such Dissenting Stockholder files such petition, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the Merger Consideration for such total number of Shares exceeds $1 million.
The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining such fair value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Transactions.
Antitrust Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Pursuant to the Merger Agreement, each of Bristol-Myers Squibb and RayzeBio intends to file on January 25, 2024, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form at 11:59 p.m., Eastern Time, but this period may change if Bristol-Myers Squibb voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. The parties may also agree with the DOJ or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.
After expiration of the applicable waiting period, Bristol-Myers Squibb and RayzeBio will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order. See Section 15 (Conditions to the Offer) of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section 13 (The Transaction Documents—The Merger Agreement—Termination) of the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.
While RayzeBio believes that consummation of the Offer would not violate any such antitrust, competition or foreign investment control law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.
Consents under Nuclear Laws
RayzeBio holds radioactive materials licenses issued by the U.S. Nuclear Regulatory Commission (the “NRC”) for its manufacturing facility located in Indiana and by the California Department of Public Health (the “CDPH”) for its California facility. The radioactive materials licenses, collectively, authorize RayzeBio to possess, dispose of, and distribute radioactive drugs and radiochemicals for medical and non-medical use to authorized recipients in the United States. The consent of such government bodies is required for an indirect transfer of control of such licenses, as will result from the Transactions. While obtaining such consents is not a condition to consummation of the Transactions set forth in the Merger Agreement, RayzeBio and Bristol-Myers Squibb on January 11, 2024, jointly submitted requests for consent to the indirect transfer of control of the RayzeBio radioactive materials licenses to the NRC and the CDPH, respectively, and intend to obtain such consents prior to consummation of the Transactions. These filings are under review by the applicable government bodies.
Registration Statement, Quarterly Report and Current Reports
For additional information regarding the business and the financial results of RayzeBio, please see the Registration Statement, RayzeBio’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, RayzeBio’s Current Reports on Form 8-K filed from time to time with the SEC and other public filings of RayzeBio made from time to time with the SEC.
Cautionary Note Regarding Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the proposed acquisition of RayzeBio by Bristol-Myers Squibb and any statements relating to RayzeBio’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the Transactions including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including with respect to the timing of the Offer and the Merger; the number of Shares that will be tendered in the Offer; legal proceedings that may be instituted related to the Merger Agreement; any competing offers or acquisition proposals; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; and the effects of disruption from the Transactions on RayzeBio’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees and business partners. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in RayzeBio’s public filings with the SEC from time to time, including the Registration Statement, RayzeBio’s Quarterly Report on Form 10-Q, RayzeBio’s Current Reports on Form 8-K filed from time to time with the SEC and other public filings of RayzeBio made from time to time with the SEC, and Bristol-Myers Squibb’s public filings with the SEC from time to time, including Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2022 and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. RayzeBio’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, each of RayzeBio and Bristol-Myers Squibb and Purchaser expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.

Item 9.	Exhibits.
Exhibit No.	Description
(a)(1)
Offer to Purchase, dated January 25, 2024 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Bristol-Myers Squibb Company and Rudolph Merger Sub Inc., filed January 25, 2024 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)
Joint Press Release issued by Bristol-Myers Squibb Company and RayzeBio, Inc., dated December 26, 2023 (incorporated by reference to Exhibit 99.1 to Bristol-Myers Squibb’s Schedule TO-C, filed December 26, 2023 and to Exhibit 99.1 to RayzeBio’s Current Report on Form 8-K (No. 001-41799), filed December 26, 2023).

(a)(6)	Transaction Infographic issued by Bristol-Myers Squibb Company, dated December 26, 2023 (incorporated by reference to Exhibit 99.2 to Bristol-Myers Squibb’s Schedule TO-C filed December 26, 2023).

(a)(7)	Social Media Content issued by Bristol-Myers Squibb Company, dated December 26, 2023 (incorporated by reference to Exhibit 99.3 to Bristol-Myers Squibb’s Schedule TO-C, filed December 26, 2023).

(a)(8)	Enterprise Letter issued by Bristol-Myers Squibb Company, dated December 26, 2023 (incorporated by reference to Exhibit 99.4 to Bristol-Myers Squibb’s Schedule TO-C, filed December 26, 2023).

(a)(9)	Summary Advertisement, as published in The New York Times on January 25, 2024 (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(10)	Social Media Posts issued by RayzeBio, Inc., dated December 26, 2023 (incorporated by reference to Exhibit 99.1 to RayzeBio’s second Schedule 14D9-C, filed December 26, 2023).

(a)(11)
Letter to RayzeBio, Inc. Employees, dated December 26, 2023 (incorporated by reference to Exhibit 99.5 to RayzeBio’s Schedule TO-C, filed December 26, 2023 and Exhibit 99.2 to RayzeBio’s second Schedule 14D9-C, filed December 26, 2023).

(a)(12)	RayzeBio, Inc. Employee FAQ, first used on December 27, 2023 (incorporated by reference to Exhibit 99.1 to RayzeBio’s Schedule 14D9-C, filed December 27, 2023).

(a)(13)	RayzeBio, Inc. Partner FAQ, first used on December 27, 2023 incorporated by reference to Exhibit 99.2 to RayzeBio’s Schedule 14D9-C, filed December 27, 2023).

(a)(14)	Letter to RayzeBio, Inc. Investigators, first used on or after December 27, 2023 (incorporated by reference to Exhibit 99.3 to RayzeBio’s Schedule 14D9-C, filed December 27, 2023).

(a)(15)	Letter to RayzeBio, Inc. Vendors, first used on or after December 27, 2023 (incorporated by reference to Exhibit 99.4 to RayzeBio’s Schedule 14D9-C, filed December 27, 2023).

Exhibit No.	Description
(a)(16)	Opinion of Centerview Partners LLC, dated December 25, 2023 (included as Annex I to this Schedule 14D-9).

(e)(1)
Agreement and Plan of Merger, dated as of December 25, 2023, by and between RayzeBio, Inc. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit 2.1 to RayzeBio’s Current Report on Form 8-K (No. 001-41799), filed December 26, 2023).

(e)(2)	Joinder to the Agreement and Plan of Merger, dated as of December 26, 2023, by Rudolph Merger Sub Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Registration Statement of RayzeBio, Inc. on Amendment No. 1 to Form S-1 (incorporated by reference to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(4)	Confidentiality Agreement, dated as of December 16, 2023, by and between RayzeBio, Inc. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)
RayzeBio, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended (incorporated by reference to Exhibit 10.2 to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(6)
RayzeBio, Inc. 2023 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, RSU Grant Notice and Award Agreement thereunder (incorporated by reference to Exhibit 10.3 to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(7)	RayzeBio, Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to RayzeBio’s Form S-8 (No. 333-274590), filed September 19, 2023).

(e)(8)[1] [2]	RayzeBio, Inc. Severance and Change in Control Plan.

(e)(9)	RayzeBio, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 of RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(10)
Employment Agreement dated August 22, 2023 and effective as of September 15, 2023, by and between RayzeBio, Inc. and Ken Song, M.D. (incorporated by reference to Exhibit 10.6 to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(11)
Employment Agreement dated August 22, 2023, by and between RayzeBio, Inc. and Susan Moran, M.D., MSCE (incorporated by reference to Exhibit 10.7 to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(12)
Employment Agreement dated August 22, 2023, by and between RayzeBio, Inc. and Arvind Kush (incorporated by reference to Exhibit 10.8 to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

(e)(13)
Form of Indemnity Agreement, by and between RayzeBio, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to RayzeBio’s Form S-1/A (No. 333-274193), filed September 11, 2023).

[1]	Filed herewith.
[2]
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
RayzeBio, Inc.

By:	/s/ Ken Song
Name:	Ken Song, M.D.
Title:	President and Chief Executive Officer
Dated: January 25, 2024

Annex I

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

December 25, 2023
The Board of Directors
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of RayzeBio, Inc., a Delaware corporation (the “Company”), of the $62.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and between Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and the Company. The Agreement provides (i) for Parent to form a wholly owned subsidiary of Parent (“Purchaser”) solely for the purpose of engaging in the transactions contemplated by the Agreement, (ii) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $62.50 per Share, net to the seller in cash without interest, for each Share accepted and (iii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company, Parent, Purchaser, or any of their respective wholly owned subsidiaries and (ii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $62.50 per Share in cash, without interest, (the $62.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other
31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
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NEW YORK • LONDON • PARIS • SAN FRANCISCO • MENLO PARK

persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 25, 2023 (the “Draft Agreement”); (ii) the Company’s Registration Statement on Form S-1; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the

Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.
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